

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Matthew Beale
Chief Financial Officer
780 Third Avenue, 25th Floor
New York, New York 10017

      Re: **Fuel Systems Solutions, Inc.**
              Form 10-K for the year ended December 31, 2009
              Filed March 8, 2010
              File No. 001-32999

Dear Mr. Beale:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Linda Cvrkel
              Branch Chief